SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO-C

TENDER OFFER STATEMENT UNDER SECTION 14(d) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

ARRIS Group, Inc.

(Name of Subject Company (Issuer))

ARRIS Group, Inc.

(Names of Filing Persons (Offeror)

Certain Outstanding Options to Purchase ARRIS Group, Inc. Common Stock, par
value $.01 per share

(Title of Class of Securities)

04269Q100

(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Lawrence A. Margolis
ARRIS GROUP, INC.
11450 Technology Circle
Duluth, Georgia 30097
Telephone: (678) 473-2000

Copy To:
A. Scott Fruechtemeyer, Esq.
Troutman Sanders LLP
600 Peachtree Street, Suite 5200
Atlanta, Georgia 30308
Telephone: (404) 885-3000

(Name, Address and Telephone Numbers of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
Not Applicable	Not Applicable

*	No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identifying the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:____________________	Filing Party:____________________
Form or Registration No.:____________________	Date Filed:_____________________

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

ARRIS Group, Inc. made a presentation today to its employees which in part discussed the proposed stock option exchange program (the “Exchange Program”), as well as other company matters. Shareholders of ARRIS approved amendments to various ARRIS employee benefit plans at the Annual Meeting of Shareholders held on May 22, 2003, to authorize ARRIS to undertake the Exchange Program as described in the Notice of 2003 Annual Meeting of Stockholders and Proxy Statement in conjunction with the 2003 Annual Meeting (the “Proxy Materials”). The presentation attached provides a summary of the Exchange Program as described in the Proxy Materials.

The presentation made to employees does not constitute an offer to holders of options to exchange their options for shares of ARRIS common stock. The Exchange Program may be commenced in the discretion of ARRIS’ Compensation Committee of the Board of Directors within a reasonable time following this presentation, but the Compensation Committee could choose not to proceed with the Exchange Program.

ARRIS has not commenced the Exchange Program. The determination to commence the Exchange Program and the precise timing, eligibility and terms of the Exchange Program (but with terms no more favorable and not more inclusive than those described in the Proxy Materials) remain in the discretion of the Compensation Committee of the Board of Directors. At the time the Exchange Program is commenced, eligible employees will be sent written materials explaining the precise terms and timing of the Exchange Program. Upon commencement of the Exchange Program, ARRIS will file the written materials relating to the Exchange Program with the Securities and Exchange Commission as part of a tender offer statement on Schedule TO. Eligible employees, as well as stockholders and members of the public, will be able to obtain these written materials and other documents filed by ARRIS with the Securities and Exchange Commission free of charge from the Securities and Exchange Commission’s website at www.sec.gov.

Item 12. Exhibits.

99.1	Power Point presentation concerning a summary of the Exchange Program.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ARRIS GROUP, INC.

Date:	June 25, 2003	By:	/s/ Lawrence A. Margolis Lawrence A. Margolis, Executive Vice President, Chief Financial Officer and Secretary

EXHIBIT INDEX

Exhibit
Number	Description of Exhibits

99.1	Power Point presentation concerning a summary of the Exchange Program.